UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENMARK DIAGNOSTICS, INC.

(Name of Subject Company)

GERONIMO ACQUISITION CORP.

A wholly owned subsidiary of

ROCHE HOLDINGS, INC.

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

372309104

(Cusip Number of Class of Securities)

Bruce Resnick

Roche Holdings, Inc.

1 DNA, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

John H. Butler

Sidley Austin LLP

555 California Street

San Francisco, California 94104

Telephone: (415) 772-1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,831,626,346	$199,830

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 73,596,658 outstanding shares (“Shares”) of common stock of GenMark Diagnostics, Inc. (“GenMark”), and (B) $24.05 (the “Offer Price”); (ii) the product of (A) 693,995 Shares subject to issuance pursuant to outstanding GenMark stock options and (B) $12.71, which is the difference between the $24.05 per share tender offer price and $11.34, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 3,439,519 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer Price; and (iv) the product of (A) 52,009 Shares which are estimated to be subject to outstanding purchase rights under the Company’s employee stock purchase price and (B) the Offer Price.

The foregoing figures have been provided by GenMark to the offerors and are as of March 19, 2021, the most recent practicable date.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by 0.0001091.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Geronimo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of GenMark Diagnostics, Inc., a Delaware corporation, at $24.05 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of March 25, 2021.

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the Wall Street Journal on March 25, 2021.

(a)(5)(i)	Joint Media Release issued by Roche and GenMark on March 15, 2021 (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 15, 2021).

(a)(5)(ii)	Q&A Acquisition of GenMark Diagnostics, Inc. dated March 15, 2021 (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 15, 2021).

(a)(5)(iii)	Social media content by F. Hoffmann-La Roche Ltd on www.twitter.com (incorporated by reference to Exhibit 99.2 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 15, 2021).

(a)(5)(iv)	Social media content by Roche Diagnostics on www.twitter.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 17, 2021).

(a)(5)(v)	Social media content by F. Hoffmann-La Roche Ltd on www.twitter.com (incorporated by reference to Exhibit 99.1 of the Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on March 18, 2021).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2021, among Roche Holdings, Inc., Geronimo Acquisition Corp. and GenMark Diagnostics, Inc. (incorporated by reference to Exhibit 2.1 of the GenMark Diagnostics, Inc. Current Report on Form 8-K (File No. 001-34753) filed with the Commission on March 15, 2021).

(d)(2)*	Confidentiality Agreement, dated as of February 19, 2020, as amended as of February 1, 2021, between Roche Holdings, Inc. and GenMark Diagnostics, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 25, 2021

GERONIMO ACQUISITION CORP.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President, Treasurer and Assistant Secretary

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President and Tax Counsel